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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LAFISE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2340 SOUTH DIXIE HWY
(No. and Street)

MIAMI	FL	33133
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LUISA FRANCHY	305-374-6001	LFRANCHY@LAFISESECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HLB GRAVIER, LLP
(Name – if individual, state last, first, and middle name)

4000 PONCE DE LEON BVD. SUITE 610	CORAL GABLES	FL	33146
(Address)	(City)	(State)	(Zip Code)

09/01/2009	3676
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSE PABLO NAVARRO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LAFISE SECURITIES LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
■ (z) Other: ACCOUNTS WITH PROPIETARY INTERES 9SEE NEXT PAGE)

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

(z): Accounts with Proprietary Interests:

ARDBEG INTERNATIONAL LIMITED

AROMAZ LLC

BANCO LAFISE (HONDURAS)

BANCO LAFISE BANCENTRO

BANCO LAFISE (COSTA RICA)

BANCO LAFISE PANAMA

BANCO MULTIPLE LAFISE S.A.

INVERSIONES ZUM

LAFISE GLOBAL ADVISORS LLC

LAFISE GROUP PANAMA INC.

LAFISE VALORES DE PANAMA S.A.

LAFISE VALORES PUESTO DE BOLSA (COSTA RICA)

LAFISE VALORES SOCIEDAD ANONIMA (GUATEMALA)

ROZA T&S LLC

SEGUROS LAFISE COSTA RICA S.A.

SEGUROS LAFISE HONDURAS S.A.

SEGUROS LAFISE SOCIEDAD ANÓNIMA

LAFISE SECURITIES LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Member
of Lafise Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lafise Securities LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lafise Securities LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lafise Securities LLC's management. Our responsibility is to express an opinion on Lafise Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lafise Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, the Statement on Exemption from the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Statement on Exemption Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Lafise Securities LLC's financial statements. The supplemental information is the responsibility of Lafise Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

4000 Ponce de Leon Blvd., Suite 610, Coral Gables, FL 33146 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of  International. A world-wide organization of accounting firms and business advisers

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, the Statement on Exemption from the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP

HLB Gravier, LLP
We have served as Lafise Securities LLC's auditor since 2023.
Coral Gables, Florida
March 25, 2026

LAFISE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

As Of December 31, 2025

Assets:		
Cash and cash equivalents	$	386.453
Deposit with clearing broker		152.497
Due from clearing broker		75.593
Financial Instruments Owned, at fair value		4.511.207
Furniture and fixtures, net of accumulated depreciation of $34,977		172
Due from related parties		19.987
Other assets		142.153
Total Assets	$	5.288.062
Liabilities and members' equity:		
Liabilities		
Accounts payable to clearing broker		1.076.769
Accounts payable and accrued expenses		276.571
Total Liabilities	$	1.353.340
Member's Equity		
Total Member's Equity		3.934.722
Total Liabilities and Member's Equity	$	5.288.062

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES LLC

STATEMENT OF OPERATION

For The Year Ended December 31, 2025

Revenues:		
Fixed Income markups and markdowns	$	771.279
Commissions		80.034
Trading gain		790.523
Interest, dividend and other income		386.451
Total Revenues		2.028.287
Expenses:		
Employee compensation, commissions and benefits		331.979
Occupancy		120.000
Communications and market data		220.434
Expense sharing with affiliate		60.357
Professional fees		116.164
Interest expense		25.184
Other operational expenses		126.570
Total Expenses		1.000.688
Net income	$	1.027.599

The accompanying notes are an integral part of these financial statements.

4

LAFISE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For The Year Ended December 31, 2025

		Total
Balances, beginning of year	$	8.907.123
Distribution to Members	$	(6.000.000)
Net Income	$	1.027.599
Balances, end of year	$	3.934.722

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES LLC

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2025

Cash flows from operating activities:		
Net income	$	1.027.599
Adjustments to reconcile net cash provided by Operating Activities		
Depreciation		297
Changes in operating assets and liabilities		
Increase in Deposit with clearing broker		(696)
Increase in due from clearing broker		(28.335)
Decrease in financial instruments owned		4.080.644
Decrease in due from related parties		186.521
Decrease in other assets		144.606
Increase in accounts payable and accrued expenses		938.474
Net cash provided by operating activities		6.349.110
Cashflow from Financing Activities		
Distribution		(6.000.000)
Net cash used in Financing Activities		(6.000.000)
Net increase in cash and cash equivalents		349.110
Cash and cash equivalents, beginning of year		37.343
Cash and cash equivalents, end of year	$	386.453
Supplemental cash flow information:		
Interest payments	$	25.184

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Lafise Securities LLC (The Company) was established under the laws of the State of Florida on June 1, 2001, for the purpose of selling investment products and securities and other financial and business services. The Company's customer base is located mainly in Central America. Lafise Securities LLC has only one class of membership unit wholly owned by Aromaz LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers and Marketable Securities

The Company is a registered broker-dealer and the accompanying financial statements are prepared on a trade date basis using the accrual method of accounting. The Company is an introducing broker, and as such, clears all transactions through its correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities. Pursuant to the clearing agreements, the Company is required to maintain a deposit of $150,000 with its clearing broker.

All securities are valued at the quoted market price and unrealized gains and losses are included in "trading gain or loss" in the statement of operations. The Company does not own any restricted securities at December 31, 2025.

Revenue Recognition

For brokerage commissions, the Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Trading gains represent the net results from the purchase and sale of trading securities, including realized and unrealized gains and losses arising from changes in the fair value of financial instruments held for trading purposes. These securities are carried at fair value, with changes in fair value recognized in earnings. Trading gains may include:

- Realized gains and losses from the sale of securities
- Unrealized gains and losses due to market price fluctuations
- Gains and losses from proprietary trading activities

Interest income represents earnings from interest-bearing financial instruments, recognized using the effective interest method over the life of the instrument. Interest income may include:

- Interest earned on cash and cash equivalents
- Interest on debt securities, including U.S. Treasury securities and other fixed-income instruments
- Other interest earned in the ordinary course of business
- Interest income is recorded on an accrual basis and is included in earnings as it is earned.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1), which requires that the Company maintain a minimum net capital, as defined.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which is five years.

The costs of maintenance and repairs of furniture and fixtures are charged to expense as incurred. Costs of renewals and betterments are capitalized in the proper accounts. When furniture and fixtures are replaced, retired, or otherwise disposed of, the cost of such furniture and fixtures and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in the statement of operations. Depreciation was $297 for the year ended December 31, 2025, and is included in other operational expenses in the statement of operations.

Concentration of Credit Risk

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. On December 31, 2025, the Company had deposits in excess of federally insured limits. Amounts due from clearing broker are deemed collectible by management and no allowance for credit losses was necessary.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles "GAAP", requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing brokers, has agreed to indemnify the clearing brokers from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under these indemnifications. In addition, the Company believes that it is unlikely it will have to make a material payment under the indemnity and accordingly has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2025 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2025.

Income Taxes

Lafise Securities LLC, is a limited liability company in which the members have elected to be treated as a partnership. Therefore, the Company does not pay income tax as any income or losses of the Company are passed through to the members on their individual tax returns. The Company files its returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities for the year 2024 and 2025 and three preceding years.

Cash and Cash Equivalents

Cash and cash equivalents consists of deposits with banks and all highly liquid investments, with maturities of three months or less.

Leases

The Company accounts for leases in accordance with FASB ASC 842, Leases. This requires a lessee to account for long-term leases as finance or operating leases. Both types of leases result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The Company has elected to adopt an exemption from the recognition and measurement requirements of ASC 842 for short-term leases. Therefore, leases with an initial term of twelve months or less are not recorded on the statement of financial condition. The Company has no long-term leases, and as such, was not required to recognize a right-of-use asset and corresponding lease liability.

Accounts Receivable and Allowance for Credit Losses

Receivables from clearing organization: The Company's receivables from its clearing organization include amounts from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivable and cash deposits. The Company's trades are cleared

through its clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supporting forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the assets amortized cost basis. Any changes in the allowance for credit losses would be reported in credit loss expense.

Accounts receivable from its clearing organization are recorded at net realizable value. The Company continually monitors the credit worthiness of its clearing organization and uses judgment in establishing a provision for estimated credit losses based upon historical experience that have been identified. As of December 31, 2025, management determined that no allowance for credit losses was necessary.

Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and proprietary trading. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Payable to clearing broker-dealer

Payable to clearing broker-dealer represents amounts owed to our clearing broker-dealers in the normal course of business, primarily arising from unsettled securities transactions and clearing activities. As of December 31, 2025, the balance of payable to clearing broker-dealer amounted to $1,076,769.
Payables to broker-dealers are generally short-term in nature and are settled within standard industry settlement cycles. These amounts are non-interest bearing and are carried at their contractual amounts, which approximate fair value due to their short-term maturity

NOTE 3. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2025, the Company's net

capital was $3,144,515, which was $3,044,515 in excess of its required net capital of $100,000. At December 31, 2025, the Company's net capital ratio was .43 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, due from clearing broker, marketable securities, other assets, accounts payable and accrued expenses, approximate fair value due to the short-term nature of these accounts.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2 — Inputs (other than quoted market prices included within Level 1) that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs for the asset or liability that are supported by little or no market activity and rely on management's assumptions about the assumptions that market participants would use in pricing the asset or liability

A description of the valuation techniques applied to the Company's trading securities owned measured at fair value on a recurring basis is as follows:

Exchange-Traded and Equity Securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy, otherwise they are categorized in level 2 or level 3 of the fair value hierarchy.

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Trading securities owned are as follows:

	Level 1	Level 2	Level 3	Total Fair Value
Debt Securities	$ 4,143,508			$4,143,508
Private Equity Investment			$367,699	367,699
Total	**$ 4,143,508**	**0**	**367.699**	**$4,511,207**

Level 3 Financial Assets and Liabilities, Year ended December 31, 2025

	Beginning Balance	*Unrealized Gains and (Losses)*	*Realized Gains and (Losses) Related to Assets No Longer Held*	*Investment Banking Realized Gains and (Losses) No Positions Held at Year End*	*Purchases Issuances, and Settlements*	*Cash In (Out)*	*Ending Balance*
Private Equity Investment	$162,500	$ 120,070	$ 0	$ 0	$ 87,500	$ (2,371)	$367,699

Private Equity Investment is valued at cost, as it is in the initial offering stage, and no observable market data is available to derive a fair value. The cost represents the price paid to acquire the investment, which is deemed a reasonable approximation of its fair value at the time of acquisition, given the nature of the investment and it is categorized at Level 3.

NOTE 5.   FULLY DISCLOSED CLEARING AGREEMENT

The Company has clearing agreements with its clearing brokers to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing brokers. The Company maintains a deposit with its clearing broker in the amount of $150,000, which is included in the "Deposit with Clearing Broker" line of the statement of financial condition. No other deposits are required. The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these statements to its clearing brokers, which maintains the customers accounts and clears such transactions. The off-balance-sheet risks to the Company under these agreements are more fully discussed in Note 2.

NOTE 6.   COMMITMENTS AND CONTINGENCIES

In August, 2021, the Company relocated its offices to a new location and is renting space on a month to month basis to an entity owned by an owner of the Company. At the present time the Company has not entered into a long-term lease, and no formal lease has been signed. The Company is not under any legal obligation to continue to occupy its office location.

Rent expense for the year ended December 31, 2025 amounted to $120,000, which is included in occupancy expense in the statement of operations.

In the ordinary course of business, incidental to the Company's operations, the Company retains outside counsel to address claims with which the Company is involved. As of December 31, 2025, the Company has not had any formal complaint filed against it.

NOTE 7.   DATE OF MANAGEMENT'S REVIEW

Management has evaluated events that have occurred subsequent to December 31, 2025 and through March 25, 2026, the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be recognized or disclosed in the accompanying financial statements as of December 31, 2025.

NOTE 8. RELATED PARTY TRANSACTION

In January 2019, the Company entered into an expense sharing agreement with a certain affiliate, whereby the Company would reimburse the affiliate for certain expenses. During the year ended December 31, 2025, the Company reimbursed the affiliate $60,000 under this agreement. In addition, during the year ended December 31, 2025, the Company reimbursed this same affiliate $175,477 in general operating expenses, including rent and insurance, which have been included in their respective expense categories.

Approximately 87% of the Company's income from fixed income markups and markdowns and commissions is generated from transactions with related parties conducted in the ordinary course of business.

As of December 31, 2025 the Company had receivables from accounts with proprietary interests in the amount of $19,987
As of December 31, 2025 the Company had payables to related parties in the amount of $62,892

Supplementary Information

LAFISE SECURITIES LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECUTIES AND EXCHANGE COMMISSION AS OF
DECEMBER 31, 2025

As Of December 31, 2025

Total Ownership Equity	$3,934,723
Less: non allowable assets	
furniture and fixtures	$173
Other assets	$606,099
	$606,272
Net capital before haircuts on security positions	$3,328,451
Less:	
Securities haircuts	$183,935
Net Capital	$3,144,515
Aggregate Indebtedness	$1,353,339
Computed minimum net capital required (6-2/3% of aggtregate indebtedness)	$90,223
Minimum net capital required (under SEC Rule 15c3-1)	$100,000
Excess net capital	$3,044,515
Net Capital less greater of 10% of aggregate Indentedness or 120% of minimum net capital required	$3,009,181
Percentage of aggregate indebtedness to net capital	43.04%

There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report. This focus report was filed on March 24 2026

See independent registered public accounting firm's report regarding supplementary information.

LAFISE SECURITIES LLC

SCHEDULE II
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2025

The company claims an exception from Rule 15c3-3 under section (k)(2)(ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2025.

LAFISE SECURITIES LLC

SCHEDULE III
STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2025

The company claims an exception from Rule 15c3-3 under section (k)(2)(ii) in that all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The clearing firm is StoneX Financial, Inc..

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2025.



HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Managers
of Lafise Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lafise Securities LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Lafise Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (exemption provision) and (2) Lafise Securities LLC stated that Lafise Securities LLC met the identified exemption provision throughout the most recent fiscal year without exception. Lafise Securities LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lafise Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP

HLB Gravier, LLP

Coral Gables, Florida

March 25, 2026

4000 Ponce de Leon Blvd., Suite 610, Coral Gables, FL 33146 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com
HLB Gravier, LLP is a member of HLB International. A world-wide organization of accounting firms and business advisers.

LAFISE SECURITIES LLC

EXEMPTION REPORT PURSUANT TO SECURITIES AND EXCHANGE COMMISSION

RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2025

Lafise Securities LLC is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of the Company's knowledge and belief, the Company states the following:

Lafise Securities LLC operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2025, without exception.

We affirm to the best of our knowledge and belief, this exemption is true and correct.

Pablo Navarro, CEO

Luisa Franchy, Fin Op



HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member and Managers
of Lafise Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection LLC (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Lafise Securities LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference in the initial classification of deductions (Line 4a). We discussed this difference with Management, who subsequently corrected the classification and filed an amended Form SIPC-7 on March 26, 2026. We recalculated the revised General Assessment amount based on the amended SIPC net operating revenues and compared it to the amended Form SIPC-7, noting that the recalculated amount was in agreement with the amended filing and that the additional assessment was paid.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There were no overpayments reported.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gravier, LLP

HLB Gravier, LLP
Coral Gables, Florida
March 26, 2026

4000 Ponce de Leon Blvd., Suite 610, Coral Gables, FL 33146 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of (HLB) International. A world-wide organization of accounting firms and business advisers.